FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 10/8/2026

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s presentation during the October 8, 2026 meeting with analysts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: October 8, 2026



Ternium

NYSE - October 8, 2026

Analyst Day

Máximo Vedoya, CEO

Forward-Looking Statements and Non-IFRS Alternative Performance Measures

This presentation contains certain forward-looking statements and information relating to Ternium S.A. and its subsidiaries (collectively, "Ternium") that are based on the current beliefs of its management as well as assumptions made by and information currently available to Ternium. Such statements reflect the current views of Ternium with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Ternium to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political conditions in the countries in which Ternium does business or other countries which have an impact on Ternium's business activities and investments, changes in interest rates, changes in inflation rates, changes in exchange rates, the degree of growth and the number of consumers in the markets in which Ternium operates and sells its products, changes in steel demand and prices, changes in raw material and energy prices or difficulties in acquiring raw materials or energy supply cut-offs, changes in business strategy and various other factors.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Ternium does not intend, and does not assume any obligation, to update these forward-looking statements.

This presentation includes certain non-IFRS alternative performance measures such as Adjusted Net Result, Adjusted Equity Holders' Net Result, Adjusted Earnings per ADS, Adjusted EBITDA, Cash Operating Income, Net Cash and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Ternium's applicable quarterly results Press Release in Exhibit I. These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Agenda

- TWENTY YEARS OF GROWTH →
- OUR MARKETS →
  - MEXICO →
  - BRAZIL →
  - ARGENTINA →
- OPERATIONAL EXCELLENCE →
- CONCLUSION →

Twenty Years of Growth


Ternium
Ternium
Ternium

Twenty Years of Growth and Transformation

Step by step, Ternium built a leading steel platform across Latin America

Shipments


million tons
Ternium
Sidor
GRUPO IMSA
ferrasa
USIMINAS
Tenigal
Pesquería I
thyssenkrupp CSA
Pesquería II
Consolidation of USIMINAS
Pesquería III
8.9
10.5
8.2
6.4
8.1
8.8
8.8
9.0
9.4
9.6
9.8
11.6
13.0
12.5
11.4
12.1
11.9
14.2
15.6
15.1
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

Expanded Capacity


Slab
4.7
16.2
+244%
HRC
5.3
19.7
+275%
CRC
2.4
11.4
+377%
GAL
1.2
5.5
+373%
2006
2027e

Installed capacity in million tons · 2006 vs. 2027e

Pesquería's third stage expansion nearing completion

Since 2006, Ternium grew through M&A and greenfield projects — strong commitment to high-end steel product capabilities.

SCALE Becoming one of the leading players in Latin America

INTEGRATED Industrial system in the region

DIFFERENTIATION A platform built to serve higher-value markets


Ternium

Twenty Years of Growth and Transformation

Product platform — built step by step across the Americas

Enhanced Product Platform

Shipments to industrial and high-value customers



+335%
2006-2025
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Consolidated shipments (thousand tons)

Focus on differentiated products and services
Ternium expanded its offering of sophisticated steel products for the most demanding industrial applications — automotive, home appliances, API

Strengthened R&D Capabilities

Ternium Lab - Our platform for in-house product development

Automotive certifications — cumulative



28
451
665
1,128
2012
2020
2025
2028e

Patents & utility models — cumulative



3
10
12
15
15
17
22
17
22
2
17
22
4
2022
2023
2024
2025
2026
2027
Granted
Under examination
R&D plan

Certification cycle cut by more than half
Designed, tested and certified entirely in-house

Broader Product Range

Dimensional range HRC — thickness vs. width



30
25
20
15
10
5
0
Thickness (mm)
Added by Pesquería
Pre-Pesquería range
700
1000
1300
1600
1900
Width (mm)

Dimensional range HDG — thickness vs. width



5
4
3
2
1
0
Thickness (mm)
Added by Pesquería
Pre-Pesquería range
600
900
1200
1500
1800
Width (mm)

Doubled UTS (Ultimate Tensile Strength)
HRC – From 600 to 1,200 MPa (nominal)
HDG – From 480 MPa to 980 MPa

Twenty Years of Growth and Transformation

Strong growth, solid balance sheet and growing dividends to shareholders

Significant M&A activity (2006-2010)

Acquisition of Grupo Imsa and Ferrasa.

$0.3 billion
RETURN TO SHAREHOLDERS

10%
FCFa PAYOUT RATIO

8%
PAYOUT RATIO

Mix of M&A & organic growth (2011-2021)

Acquisitions in Brazil and greenfield projects in Pesquería and Colombia.

$2.3 billion
RETURN TO SHAREHOLDERS

96%
FCFa PAYOUT RATIO

25%
PAYOUT RATIO

Pesquería expansion & integration (2022-1H26)

Downstream and upstream expansion in Pesquería and purchase of remaining NSC stake in Usiminas.

$2.5 billion
RETURN TO SHAREHOLDERS

154%
FCFa PAYOUT RATIO

74%
PAYOUT RATIO


Cumulative Return to Shareholders ($ billion)
Organic growth
M&A & Organic growth
M&A
5.1
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
1H26

20 Years of Ternium History | 2006–1H26

Attractive return to shareholders while growing our business and preserving a strong balance sheet

$5.1 billion
RETURN TO SHAREHOLDERS

71%
FCFa PAYOUT RATIO

32%
PAYOUT RATIO

FCFa: Free cash flow after M&A transactions

Growth and shareholder returns have consistently gone hand in hand.

Mexico


Ternium
Ternium

Mexico: Capitalizing on North American Integration

A unique industrial platform for growth

Positive Momentum

Total shipments (million tons) - **Flat steel market share** (flat steel - %)



2.4
1.8
1.2
0.6
0
1.9
1.8
1.8
1.9
2.0
2.1
47%
48%
50%
51%
50%
52%
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26

Market share, flat steel **47%** 1Q25 → **52%** 2Q26

Note: Market Share Ternium's product range.

Shipments outpacing steel demand growth
Ternium is gaining share as flat steel imports decline.

Significant Growth Potential

A platform designed to expand our market footprint:

1. Broader product portfolio
   HIGH-END | LOW-CARBON EMISSIONS
2. Import substitution opportunities
3. Plan Mexico to support investment, manufacturing growth and local supply chains.

A stronger defense of the domestic industry:

1. **35% tariff** on steel imports from countries with no FTA
2. **Antidumping measures** mainly against Asian countries
3. **Tighter imports control**

Flat steel imports (million tons)



5
4
3
2
1
0
4.7
-11%
4.2
1H25
1H26

Source: Canacero.

Indirect steel imports

Regional integration could support further local production and import substitution.



• **35 Mt** U.S. | • **5 Mt** Mexico

Note: Indirect import figures exclude USMCA reciprocal trade.
Source: Worldsteel 2023.

Brazil



Brazil

A solid industrial base to further develop our market footprint

Significant Room to Grow

1. **Industrial Platform**
   Strong industrial platform in Brazil, anchored by Ternium Brazil and Usiminas
2. **Growth Potential**
   Significant opportunities to expand our presence in the country
3. **Immediate Priority**
   To unlock Usiminas' full operational and commercial potential



BRAZIL
Ternium Steel
1 Upstream
Usiminas Steel
1 Upstream
2 Downstream
7 Service centers
7 Distribution centers
Mining
3 Open pit mines

Usiminas: Focus on Enhancing Operations

Adjusted EBITDA & margin
(R$ million, %)



12%
8%
5%
1,414
1,141
663
1H24
1H25
1H26

Efficiency gains and capital expenditures support better operational performance and profitability.

Labor productivity (Kg/MH - 1H24=100)



120
110
100
90
113
107
100
1H24
1H25
1H26

Consistent improvement in labor productivity.

Promoting a Fair Market

Flat product imports (thousand tons)



-19%
9M26 vs 9M25
1600
1400
1200
1000
800
600
400
200
0
1,021
1,297
974
919
1,181
660
815
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

A necessary defense of the domestic steel industry

1. **Quota system**
   With 25% tariff on imports above quota
2. **Enforcement of trade regulations**
   Antidumping actions
3. **Decreasing steel imports**
   With a 19% reduction year to date

Partnering to Deliver Greater Value

An end-to-end proposition for customers developing energy infrastructure

Ternium Brasil — API-grade slabs → **Usiminas** — Heavy plates → **Downstream** — Welded pipes → **Vaca Muerta** — Infrastructure

The Rio de Janeiro slab facility integrates a competitive platform to capture market opportunities in the Southern Cone

Argentina


Ternium

Argentina

From stabilization to growth

MACRO INDICATORS

Monthly inflation

Dec-23 to Aug-26

1.7%
Aug-26


30%
20%
10%
0%
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25
Mar-26
Jun-26

Consistent reduction in inflation, supported by a fiscal anchor.

Country risk (EMBI)

bps, Dec-23 to Sep-26

526
Sep-26 avg


2000
1500
1000
500
0
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25
Mar-26
Jun-26
Sep-26

Significant decrease in country risk in the last few years.

Economic activity (EMAE)

Dec 2023 = 100


110
106
102
98
Dec-23
1H24
2H24
1H25
2H25
2026

2026: Jan–Jul 2026.

Economic activity around record levels.

Construction activity (ISAC)

Dec 2023 = 100


110
100
90
80
70
Dec-23
1H24
2H24
1H25
2H25
2026

2026: Jan–Jul 2026.

Construction still lags, leaving meaningful upside as reforms deepen and credit improves.

EXPORTS & INVESTMENT | New Engines of Growth

Average monthly exports by sector (USD million)


5000
4000
3000
2000
1000
0
+18%
+44%
+70%
+10%
Agribusiness
Oil & Gas
Mining
Other
1H25
1H26

RIGI

~US$200bn

49 projects

US$66bn

approved

Oil & gas and mining lead the pipeline

A structural change in Argentina's macroeconomy

Energy exports projected at **US$36bn by 2030**
Mining could add another US$16bn

As economic normalization progresses and investment gains momentum, we expect a gradual recovery in steel demand

Operational Excellence


INNER BLOCK
Assure accurate slab posit
PINCH ROLL
ANVIL
Step press, top and tall p
HOUSING
Frame where all components

Operational Excellence

An integrated management model driving cost competitiveness across our operations

INTEGRATED MANAGEMENT MODEL


ENVIRONMENT
SAFETY
QUALITY
INDUSTRIAL MANAGEMENT
HUMAN RESOURCES
PRODUCTION
COST

Same high standards across every facility, turning operational performance into higher profitability

OPERATIONAL EFFICIENCY

COST SAVINGS

$250m
Delivered in 2025

\+

$125m
Targeted by 2026

Continuous improvement initiatives

Steel production
Equipment performance improvement, PCI usage increase, and raw material mix and sourcing optimization

Procurement
Supplier development, service contract optimization, further increase in scale (Exiros)

Downstream
Raising system efficiency and reliability: labor, logistics, new Pesquería lines, and efficiency/energy savings projects

IT PAYBACK

$70m

IT initiatives
Expected in 2025–2027

Maintenance
Real-time control towers, AI optimize strategy (downtime and cost minimization), productivity (computer vision-based assessment)

Logistics
Real-time control towers, network optimizer

Operations
Electric arc furnaces optimization (digital twins) and supply chain programming (real-time control towers and AI Agentic Platform)

Improving performance indicators

1H24 vs 1H26

SAFETY INCIDENTS	QUALITY DOWNGRADES	ENVIRONMENTAL INCIDENTS
-27%	**-15%**	**-74%**
PSIF ratio (potential serious injury or fatality) Ternium ex-Usiminas	Ratio of non-conforming products Ternium ex-Usiminas	Number of relevant events

Conclusion



Conclusion

Key Messages
1 Over the past 20 years, we have built a leading position in Latin America's key steel markets.
2 We are ready to leverage on our capabilities to capture new business opportunities across our markets.
3 We will continue improving our performance through operational excellence, technology and sustainable cost reduction.
4 Capital expenditures in the next few years will focus on efficiency and realizing the value of our recent investments.
5 We remain open to the right growth opportunities across our current markets.

Thank You

Find us on:

www.ternium.com